

SECURITIES 07008324
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RECEIVED SEP 2 6 2007 WASH. D.C. 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOX & COMPANY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5080 NORTH 40TH STREET, SUITE 103
(No. and Street)

PHOENIX (City) ARIZONA (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT TRASK (602) 971-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MERLIN SCHUMANN & COMPANY, P. C.
(Name – *if individual, state last, first, middle name*)

2505 WEST BERYL AVENUE SUITE #300 (Address) PHOENIX (City) ARIZONA (State) 85021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT TRASK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOX & COMPANY INVESTMENTS, INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JERA BLEDSOE
Notary Public - Arizona
Maricopa County
Expires 06/30/10

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Fox & Company Investments, Inc.

We have audited the accompanying statement of financial condition of Fox & Company Investments, Inc., as of June 30, 2007, and the related statements of income and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Company Investments, Inc. as of June 30, 2007, and results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Merlin Schumann & Company P.C.

Merlin Schumann and Company, P.C.
Phoenix, Arizona
September 21, 2007

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash and cash equivalents	$	252,608
Cash on deposit with clearing organization		80,100
Commissions receivable:		
- mutual funds		153,821
- clearing organization		244,487
Securities owned		
- marketable		545,236
- not readily marketable		20,100
Related party and employee receivables		39,943
Prepaid expenses		41,133
Deposits		17,546
Furniture, equipment and leasehold improvements, net of accumulated depreciation		39,093
Total Assets	$	1,434,067

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing organization	$	241,696
Commissions payable		286,852
Accounts payable		80,756
Accrued expenses		155,987
Notes payable		34,564
Unearned revenue		19,792
Total Liabilities		819,647
Common stock - $.01 par value - authorized 1,000,000 shares - 500,000 shares issued and outstanding		5,000
Additional paid-in capital		629,745
Retained earnings(deficit)		(20,325)
Total Stockholder's Equity		614,420
Total Liabilities and Stockholder's Equity	$	1,434,067

The Accompanying Notes are an Integral Part
of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2007

Revenues:		
Commissions	$	3,766,008
Investment banking		157,693
Trading profits		459,349
Interest income		16,065
Miscellaneous Income		14
		4,399,129
Expenses:		
Commissions and brokerage charges		2,840,509
Employee compensation and benefits		574,228
Occupancy and equipment costs		109,774
Insurance		92,647
Legal and professional		247,457
Clearing and regulatory fees		302,465
Dues and subscriptions		6,951
Communications		23,153
Depreciation		21,241
Interest expense		27,742
Advertising		2,149
Legal settlements or awards		65,246
Other operating expenses		161,422
		4,474,984
Net income (loss)	$	(75,855)

The Accompanying Notes are an Integral Part
of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at June 30, 2006	500,000	$ 5,000	629,745	55,530	$690,275
Net income (loss) for the year ended June 30, 2007				(75,855)	(75,855)
Balance at June 30, 2007	500,000	$ 5,000	629,745	(20,325)	$614,420

The Accompanying Notes are an Integral Part
of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:	
Net income (loss)	$ (75,855)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	21,241
Increase (decrease) in cash resulting from changes in:	
Deposits with clearing organization	(48,943)
Securities owned, marketable	(164,589)
Receivable from clearing organization	(108,177)
Receivable from mutual funds	(82,323)
Other receivables	32,161
Prepaid expenses	(12,688)
Deposits	250
Payable to clearing organization	119,603
Accounts payable	898
Commissions payable	8,249
Accrued expenses	104,885
Unearned revenue	15,475
Net cash used in operating activities	(189,813)
Cash flows from investing activities:	
Purchase of furniture, equipment and leasehold improvements	(2,638)
Cash flows from financing activities:	
Proceeds from new borrowings	18,750
Payments on long-term debt	(31,263)
Net cash used in financing activities	(12,513)
Net decrease in cash and cash equivalents	(204,964)
Cash and cash equivalents, beginning of year	457,572
Cash and cash equivalents, end of year	$ 252,608
Supplemental cash flow information:	
Cash paid for interest	$ 27,742

The Accompanying Notes are an Integral Part
of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

Fox & Company Investments, Inc. (the Company) conducts business as a securities broker-dealer in Phoenix, Arizona, with four branch offices in various states. The Company has an agreement with two clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record-keeping functions. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended June 30, 2007, there is no difference between the Company's net income and comprehensive income.

Securities Transactions

Securities transactions of the Company and commission income and expenses related to customer transactions are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Receivables

The Company provides for potentially uncollectible receivables by use of the allowance method. The allowance is determined based upon a review of the individual accounts outstanding, as well as prior experience. None of the receivables accrue interest on delinquencies. Management believes that all receivables are collectible at June 30, 2007.

Note 1: Summary of Significant Accounting Policies, continued

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years, using accelerated and straight line methods. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Advertising Costs

Advertising costs are charged to operations when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2007

Note 2: Securities Owned

Securities owned-marketable are carried at quoted market values. At June 30, 2007, securities owned-marketable were comprised of the following:

	Market Value
Common Stock	$544,343
Nonconvertible debt securities	893
	$545,236

Securities owned-not readily marketable are carried at cost. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The securities owned, not readily marketable consisted of NASDAQ warrants with a cost basis of $20,100, which management believes approximates fair value.

Note 3: Deposits with Clearing Organization

The Company is required to hold a cash deposit with its clearing brokers. The deposit requirements are a contractual obligation between the Company and its clearing brokers and can be adjusted based on the type and value of securities held in inventory. The deposit in the amount of $80,100 is considered an allowable asset under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). The company has switched clearing brokers and will receive the deposit once all accounts have completely moved.

Note 4: Related Party and Employee Receivables

At June 30, 2007, other receivables consisted of the following:

Loans to employees and brokers	$ 10,500
Receivable from Shareholder	29,443
	$ 39,943

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2007

Note 5: Provision for Income Taxes

At June 30, 2007, deferred tax assets consist of the following:

Current portion:	
Charitable contributions	$ 2,000
Federal loss carryforwards	292,000
State loss carryforwards	54,000
	348,000
Long-term portion:	
Depreciation and amortization	3,000
	351,000
Less: valuation allowance	(351,000)
Net deferred tax asset	$ -

The Company has established a valuation allowance equal to the net deferred tax asset primarily due to the uncertainty in the utilization of net operating loss carryforwards.

The Company's approximate federal and state net operating loss carryforwards at June 30, 2007, are $859,000 and $772,000, respectively. The net operating loss carryforwards may be applied against future taxable income. They expire in various years as follows:

Amount of Unused Federal and State Operating Loss Carryforwards	Federal Expiration During Year Ended June 30,	State Expiration During Year Ended June 30,
$ 30,000	2020	Expired
57,000	2021	Expired
282,000	2022	2007
112,000	2023	2008
129,000	2024	2009
80,000	2025	2010
169,000	2026	2011
$859,000		

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2007

Note 6: Furniture, Equipment and Leasehold Improvements

At June 30, 2007, furniture, equipment and leasehold improvements consist of the following:

Computer equipment	$ 118,850
Furniture and fixtures	55,659
Automobile	37,944
Office equipment	10,866
Leasehold improvements	19,188
	242,507
Less: accumulated depreciation	(203,414)
	$ 39,093

Note 7: Profit Sharing Plan

The Company has a defined contribution plan covering substantially all of its employees. Contributions to the plan are at the discretion of the board of directors of the Company. For the year ended June 30, 2007, the board of directors elected not to make a contribution to the Plan.

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis.

At June 30, 2007, the Company had net capital of $281,224, which was $181,224 in excess of the required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 2.91 to 1 as of June 30, 2007.

Note 9: Commitments and Contingencies

Operating Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year.

The Company is leasing corporate office facilities under a lease contract beginning June 1, 2005 and ending July 31, 2008. The Company will have the option to renew for two additional three year terms. The lease payments are currently $7,546 per month and will increase annually at approximately 3% upon renewal.

The Company is currently leasing storage facilities and other equipment on month-to-month leases for approximately $264 per month.

Aggregate annual rentals at June 30, 2007, are as follows:

Year Ending June 30,	Amount
2008	$ 90,551

Total expense for operating leases for the year ended June 30, 2007, totaled $102,479.

Litigation Matters

The Company is a defendant in an arbitration filed by one of its customers for various claims which include violation of industry standards, breach of fiduciary duty and churning. The claimants request damages and costs of approximately $500,000. An agreement in this matter was reached in mediation after June 30, 2007. The company's liability at June 30, 2007 regarding this settlement is $50,037, which has been accrued in the financial statements. The agreement has not yet been signed, but management believes that it is only a matter of scheduling between parties' legal counsel.

The Company is a co-defendant in litigation for various claims which include violations of industry standards, intentional misrepresentation, concealment, negligent misrepresentation, unfair business practices, and conspiracy. The suit asks for compensatory damages of approximately $550,000. The Company is one of many defendants and believes their part in the suit is without merit and intends to vigorously defend its position. No accrual has been made in the accompanying financial statements for any potential loss arising from this action. Management has advised that

Note 9: Commitments and Contingencies, continued

Litigation Matters, continued

this case, aside from a $75,000 deductible, is covered by the errors and omissions insurance policy.

The Company is a defendant in litigation for various claims which include non-payment of compensation and not providing a safe workplace. The claimant was under employment of another company that subleased office space and had business relationships with the Company. The claimant is seeking an award of unspecified amounts, but greater than $25,000. The Company believes the suit is without merit and intends to vigorously defend its position. Legal counsel is unable to provide a credible evaluation of the outcome at this time. No accrual has been made in the accompanying financial statements for any potential loss arising from this action.

The Company is involved in arbitration with a former insurer. The dispute is regarding the "wrongful act" retentions policy for legal defense and a settlement from 2006. The claimant is requesting $80,000 in addition to the $40,000 the Company already paid. The Company intends to vigorously defend its position, but is considering reasonable monetary settlement. Legal counsel cannot give an assessment of the outcome at this time.

The Company is named in a case pending before the National Association of Securities Dealers. The claimant seeks an unspecified amount for alleged damages, attorney fees, and interest based on numerous claims. The claimant also requests sanctions against the company for a petition filed against the claimant in the Texas state court. The Company and other respondents have filed counterclaims against the claimant seeking damages. Legal counsel advises that an outcome can not be determined at this time.

Note 10: Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In normal industry practices, brokerage firms sell securities not yet purchased for their own account. The establishment of short positions exposes firms to off-balance sheet

Note 10: Concentrations and Credit Risks, continued

market risk in the event prices increase, as the firms may be obligated to acquire the securities at prevailing market prices.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of the federally insured limits in the amount of $179,114 at June 30, 2007.

Note 11: Notes Payable

The Company signed a note in May 2006, in the amount of $28,454 to pay for a prior NASD sanction. The note calls for 24 monthly payments of $1,320, which includes interest at 10.75%.	$12,642
The Company signed a note in May 2006, in the amount of $15,000 to pay for a prior NASD sanction. The note calls for 24 monthly payments of $697, which includes interest at 10.75% .	$ 6,648
The Company signed a note in October 2006, in the amount of $18,750 to pay for a prior NASD sanction. The note calls for 24 monthly payments of $876, which includes interest at 11.25%	$12,961
The Company purchases equipment from Dell on credit. The interest rate at June 30, 2006 was 16.99%	$ 2,313
	$34,564

FOX & COMPANY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2007

Note 11: Notes Payable, continued

Total interest paid on loans for the year ended June 30, 2007 was $4,498.

Scheduled Maturities of the loans are as follows:

Year ending June 30,		
	2008	$ 31,139
	2009	$ 3,425
		$ 34,564

SUPPLEMENTAL INFORMATION

Schedule I

FOX & COMPANY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2007

Net Capital			
Total stockholder's equity		$	614,420
Nonallowable assets			
Securities owned - not readily marketable	20,100		
Related party and employee receivables	39,943		
Nonallowable commissions	33,423		
Furniture, equipment and leasehold improvements	39,093		
Prepaid Expenses	41,133		
Deposits	17,546		
Total deductions			191,238
Net capital before haircuts on securities positions			423,182
Haircuts on securities positions			
Other securities	81,652		
Debt securities	76		
Undue concentration	60,230		
Total haircuts on securities positions			141,958
Net capital		$	281,224
Aggregate indebtedness			
Accounts payable, accrued expenses, and other liabilities, as adjusted		$	819,647
Computation of basic net capital requirement			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	54,643
Minimum dollar net capital requirement		$	100,000
Net capital requirement (greater of above)		$	100,000
Excess net capital		$	181,224
Excess net capital at 1000%		$	199,259
Ratio: Aggregate indebtedness to net capital			2.91 to 1

Schedule I, (continued)

FOX & COMPANY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2007

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per FOCUS report	$	324,823
Changes resulting from audit adjustments		
Increase in mutual funds receivable		10,461
Increase in commissions payable		(8,369)
Increase in accrued expenses due to subsequent settlement		(43,768)
Increase in other accrued expenses		(45)
Increase in haircut on securities positions		(1,878)
Net capital per audit report	$	281,224

SCHEDULE II

FOX & COMPANY INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2007

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fox & Company Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fox & Company Investments, Inc. (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve system

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Merlin Schumann & Company, P.C.

MERLIN SCHUMANN & CO., P.C.
Phoenix, Arizona
September 21, 2007

END